UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of April 2009

Commission File Number 1-14522

Open Joint Stock Company “Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]    Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]    No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
“VIMPEL-COMMUNICATIONS”
(Registrant)
Date: April 27, 2009
	By:	/s/ Alexander Y. Torbakhov
	Name:	Alexander Y. Torbakhov
	Title:	General Director

VIMPELCOM ANNOUNCES DATE FOR 2009 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Moscow and New York (April 27, 2009) - Open Joint Stock Company Vimpel-Communications (“VimpelCom” or the “Company”) (NYSE: VIP) announced that its Board of Directors (the “Board”) set the date for the Company’s 2009 Annual General Meeting of Shareholders based on 2008 results (the “Shareholders Meeting”) for June 10, 2009. The record date for the Company’s shareholders entitled to participate in the Shareholders Meeting has been set for May 5, 2009.

The Board also approved the following agenda for the Shareholders Meeting:

1.	Approval of the 2008 VimpelCom Annual Report prepared in accordance with Russian law;

2.	Approval of VimpelCom’s unconsolidated accounting statements, including the Profit and Loss Statement for 2008 (prepared in accordance with Russian statutory accounting principles);

3.	Allocation of profits and losses resulting from the 2008 financial year operations, including adoption of a decision not to pay dividends to holders of common registered shares and to pay dividends to holders of type “A” preferred registered shares;

4.	Election of the Board of Directors;

5.	Election of the Audit Commission;

6.	Approval of VimpelCom’s external auditor;

7.	Approval of the amended By-Laws of the Audit Commission of VimpelCom; and

8.	Approval of technical amendments to VimpelCom’s Charter.

Further details on the agenda and other issues related to the Shareholders Meeting will be made available through an official notice to be distributed by VimpelCom to its shareholders prior to the Shareholders Meeting.

The VimpelCom Group consists of telecommunications operators providing voice and data services through a range of wireless, fixed and broadband technologies. The Group includes companies operating in Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia and Armenia, as well as in Vietnam and Cambodia. The VimpelCom Group has licenses to operate in territories with a total population of about 340 million. The Group companies provide services under the “Beeline” brand. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADRs are listed on the NYSE under the symbol “VIP”.

For more information, please contact:

Alexey Subbotin or Marine Babayan	Mateo Millet or Tyrone Ross
VimpelCom	FD
Tel: 7(495) 910-5977	Tel: 1(617) 897-1533
Investor_Relations@vimpelcom.com	mateo.millett@fd.com
Tyrone.Ross@fd.com